UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NRG Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629377508

(CUSIP Number)

David A. Spuria, Esq.
Texas Pacific Group
301 Commerce Street
Suite 3300
Fort Worth, TX 76102
(817) 871-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TPG Advisors III, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,572,780*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,572,780*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,780*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%**

14.	Type of Reporting Person (See Instructions) CO

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TPG Advisors IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,534,222*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,534,222*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,534,222*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%**

14.	Type of Reporting Person (See Instructions) CO

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

This Amendment No. 2 supplements and amends Items 4 and 5 of the statement on Schedule 13D filed on February 10, 2006 by TPG Advisors III, Inc. (“Advisors III”) and TPG Advisors IV, Inc. (“Advisors IV”, and together with Advisors III, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed on August 11, 2006 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Issuer Common Stock”), of NRG Energy, Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 5 herein, and by adding immediately prior to the penultimate paragraph of Item 4 the following:

The sales of Issuer Common Stock pursuant to the Underwriting Agreement closed on August 15, 2006 as described below in Item 5.
Item 5.	Interest in Securities of the Issuer
Items 5(a) and (b) of Schedule 13D are hereby amended and supplemented by deleting them in their entirety and replacing them with the following:
The information contained in the cover pages to Amendment No. 2 to the Schedule 13D is incorporated herein by reference.

On August 15, 2006, pursuant to the Underwriting Agreement, TPG III – AIV 1, TPG III – AIV 2, TPG III – AIV 3, TPG IV – AIV 1 and TPG IV – AIV 2 (each as defined below) sold respectively 523,313, 968,144, 81,324, 872,383 and 1,661,839 shares of Issuer Common Stock (4,107,003 shares in total) to Morgan Stanley & Co. Incorporated (the “Resale”).

TPG III – AIV 1, L.P. (“TPG III – AIV 1”), TPG III – AIV 2, L.P. (“TPG III – AIV 2”), TPG III – AIV 3, L.P. (“TPG III – AIV 3”, and together with TPG III – AIV 1 and TPG III – AIV 2, the “TPG III Funds”) collectively own 1,572,780 shares of Issuer Common Stock directly.  Because of Advisors III’s position as the sole general partner of TPG GenPar III, L.P., which is the sole general partner of each of the TPG III Funds, Advisors III has sole power to vote and dispose of the shares of Issuer Common Stock owned by the TPG III Funds, and Advisors III may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all of the shares of Issuer Common Stock owned by the TPG III Funds.  TPG Partners IV – AIV 1, L.P. (“TPG IV – AIV 1”) and TPG Partners IV – AIV 2, L.P. (“TPG IV – AIV 2”, and together with TPG IV – AIV 1, the “TPG IV Funds”, and together with the TPG III Funds, the “TPG Funds”) collectively own 2,534,222 shares of Issuer Common Stock directly.  Because of Advisors IV’s position as the general partner of TPG GenPar IV, L.P., which is general partner of each of the TPG IV Funds, Advisors IV has sole power to vote and dispose of the shares of Issuer Common Stock owned by the TPG IV Funds, and Advisors IV may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all of the shares of Issuer Common Stock owned by the TPG IV Funds.  The shares of Issuer Common Stock beneficially owned by the TPG Funds represent approximately 3.0% of the outstanding shares of Issuer Common Stock as of the completion of the Resale on August 15, 2006.

Following the completion of the Resale, the Reporting Persons are not presently acting in a manner that could deem them to be a “group” with the other Funds (as defined in Amendment No. 1 to the Schedule 13D) within the meaning of Section 13(d) of the Securities Exchange Act with respect to the disposition of Issuer Common Stock.  All or any portion of the Funds may or may not in the future determine to engage in actions that could deem them to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act with respect to the disposition of Issuer Common Stock.

The Reporting Persons are not acting and do not presently intend to act in a manner that could deem them to be a “group” with the other Funds (as defined in Amendment No. 1 to the Schedule 13D) within the meaning of Section 13(d) of the Securities Exchange Act or to act in concert with respect to voting of their shares of Issuer Common Stock or with respect to seeking to influence the management or policies of the Issuer.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any individual named in Schedule I hereto is the beneficial owner of the Issuer Common Stock referred to herein or is a member of any “group” for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership and membership in any such group is expressly disclaimed.

Item 5(e) of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
As a result of the Resale, each Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer Common Stock on August 15, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 16, 2006

TPG ADVISORS III, INC.

By:	/s/ David A. Spuria
	Name:	David A. Spuria
	Title:	Vice President

TPG ADVISORS IV, INC.

By:	/s/ David A. Spuria
	Name:	David A. Spuria
	Title:	Vice President